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                              June 27, 2024

       Nicholas S. Schorsch
       Managing Member
       Bellevue Capital Partners, LLC
       222 Bellevue Avenue
       Newport, RI 02840

                                                        Re: Bellevue Capital
Partners, LLC
                                                            American Strategic
Investment Co.
                                                            Schedule TO-T/A
Filed June 26, 2024
                                                            File No. 005-90261

       Dear Nicholas S. Schorsch:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Schedule TO-T/A Filed June 26, 2024

       General

   1. We note that Amendment No. 3 to the Schedule TO and the Third Supplement to the
                                                        Offer to Purchase
increase the offered Purchase Price from $10.25 to $11.00 per share, while the Expiration
Date remains July 5, 2024. Please further amend the Schedule TO and the Offer to
Purchase to extend the offer period such that at least ten business days remain from the date
that notice of the increase in the offered Purchase Price was first published or sent or
given to security holders until the Expiration Date, or otherwise advise. See Exchange
Act Rule 14e-1(b).
 Nicholas S. Schorsch
FirstName  LastNameNicholas
Bellevue Capital Partners, LLCS. Schorsch
Comapany
June       NameBellevue Capital Partners, LLC
     27, 2024
June 27,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Perry Hindin at 202-
551-3444.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions